Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275381

PROSPECTUS SUPPLEMENT No. 3

(to prospectus dated December 4, 2023)

PROSPECTUS FOR 24,406,752 COMMON SHARES,

10,833,333 WARRANTS TO PURCHASE COMMON SHARES,

10,833,333 COMMON SHARES UNDERLYING WARRANTS AND

4,400,106 COMMON SHARES UNDERLYING CONVERTIBLE NOTES OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-4 of LeddarTech Holdings Inc. (Registration Statement No. 333-275381), effective as of December 4, 2023 (as updated, supplemented or amended from time to time, the “Prospectus”), relating to the business combination among Prospector Capital Corp., LeddarTech Inc. and LeddarTech Holdings Inc. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on February 15, 2024, which is attached hereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, and if there is any inconsistency between the information in the Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “LDTC.” On February 14, 2024, the last reported sale price of our common shares as reported on Nasdaq was $4.04 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On February 14, 2024, the last reported sale price of our warrants as reported on Nasdaq was $0.11 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended December 31, 2023
99.2	Condensed Interim Consolidated Financial Statements for the three months ended December 31, 2023
99.3	Press release of LeddarTech Holdings Inc. dated February 14, 2024
99.4	Certification of Interim Filing – CEO
99.5	Certification of Interim Filing – CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo
Title:	Chief Legal Officer

Date: February 15, 2024

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Exhibit 99.1

LEDDARTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of LeddarTech Holdings Inc. (“LeddarTech” or the “Company”) at and for the three-month periods ended December 31, 2023 and 2022. This MD&A should be read in conjunction with the audited annual consolidated financial statements and the annual MD&A of the Company at and for the fiscal years ended September 30, 2023, 2022 (restated) and 2021 (restated) (“FY2023”, “FY2022” and “FY2021”, respectively) included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the U.S. Securities and Exchange Commission on January 31, 2024 (the “2023 Annual Report”), and the interim condensed consolidated financial statements of the Company at and for the three-month periods ended December 31, 2023 (“Q1-2024”) and 2022 (“Q1-2023”).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D Risk Factors” of the 2023 Annual Report. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

LeddarTech was formed in 2007 under the Canada Business Corporations Act (the “CBCA”) and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to improve safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall safety and efficiency of road transport. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

On June 12, 2023, LeddarTech Holdings Inc. (“Newco”), a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to the following “Business Combination and Public Company Costs” section and to Note 3, of the interim condensed consolidated financial statements of the Company for Q1-2024 and Q1-2023, for additional information on the amalgamation of the Company on December 21, 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this MD&A that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this MD&A and in any document incorporated by reference in this MD&A may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D Risk Factors” of the 2023 Annual report, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this MD&A, or the documents incorporated by reference in this MD&A, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Business Combination and Public Company Costs

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

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●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

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On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination was accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination was accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector was treated as the “acquiree” for accounting purposes, the net assets of Prospector are recognized at their fair value, and no goodwill or other intangible assets are recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., the Surviving Company Common Shares and Surviving Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector was represented a service for the listing of the Surviving Company and was recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Surviving Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Surviving Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Surviving Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Surviving Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations comprise the ongoing operations of the Surviving Company.

Basis of presentation

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech was $57,724, consisted of 66,550 Company Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Surviving Company Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Surviving Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition will be allocated to non-controlling interest.

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Financial Highlights

	Q1- 2024	Q1- 2023
Revenues	1,705,172	2,256,188
Gross profit	1,304,347	(587,757)
Loss from operations	(62,866,317)	(20,071,451)
Other (income) costs
Finance costs, net	(2,422,558)	1,265,436
Loss before income taxes	(60,443,759)	(21,336,887)
Income taxes	—	—
Net loss and comprehensive loss	(60,443,759)	(21,336,887)
Net loss and comprehensive loss attributable to Shareholders of the Company	(60,141,447)	(20,107,985)
Loss per share
Net loss per common share (basic and diluted) (in dollars)	(16.76)	(119.97)
Weighted average common shares outstanding (basic and diluted) (in thousands of shares)	3,587,572	167,610

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model, including the divestment of our modules and components businesses, our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. These revenues represented $1.6 million and $2.1 million for Q1-2024 and Q1-2023, respectively.

Going forward, the Company’s financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. See “Information About LeddarTech — Growth Strategies” and “Information About LeddarTech — Business Model” of the 2023 Annual report. Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

To the extent we are able to develop and expand our commercial relationships with Tier 1 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of NRE revenues from completed POC and POT assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

The Company must retain a minimum cash balance of at least $5.0 million in order to comply with a minimum required unencumbered cash balance covenant under the terms of the Desjardins Credit Facility (as more fully described below). In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, if the Company does not raise additional capital, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses. See “Item 3.D Risk Factors — Risks Related to Our Business — The Company has limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Surviving Company’s operating costs may materially adversely affect the Company in a number of ways” of the 2023 Annual report.

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Restructuring Activities

Potential Implementation of Cost Management Plan. As of December 31, 2023 the Company had a cash balance of approximately $29.2 million, of which approximately $29.2 million was unrestricted. As described above and in more detail under “— Liquidity and Capital Resources” below, the Company is currently required under the Desjardins Credit Facility (described below) to maintain a minimum cash balance of at least $5.0 million. Continued compliance with the terms of the Desjardins Credit Facility will likely require reaching an agreement with Desjardins to obtain further relief from the current minimum cash covenant. If the Company is not successful in raising additional capital in a timely manner and in sufficient amounts, and depending on the level of relief that LeddarTech is able to negotiate with Desjardins in regards to the existing post-closing minimum cash covenant, we expect that the Company will need to implement a flexible and scalable cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins and maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction.

If implemented, the cost management plan is expected to focus most of the Company’s resources (financial and human) on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future. See ““Item 3.D. – Key Information – Risk Factors — Risks Related to Our Business — The Company will likely have limited sources of available liquidity following completion of the Business Combination and if it does not raise additional capital is expected to operate under an alternative operating plan. If the Company does not secure additional sources of capital, it will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. A reduction in the Company’s operating costs may materially adversely affect the Company in a number of ways” of the 2023 Annual report.

Components of Results of Operations

Revenues. Historically, our revenue has been generated from the sale of LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the pure-play automotive software business model, our revenues are no longer included revenues from these businesses, and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

Gross Profit. Gross profit represents our total revenues, less cost of sales, which historically have consisted of materials, equipment and salaries and related expenses. Following our transition to the pure-play automotive software business model, we expect our cost of goods sold to be primarily comprised of salaries and related expenses, data acquisition and storage fees.

Operating expenses. Operating expenses have historically been comprised of selling, general and administrative, stock-based compensation and research and development costs. Following our transition to the pure-play automotive software business model, we expect our operating expenses to be comprised of the same items.

Other (income) costs. Other (income) costs historically have been comprised of grant revenue and financing costs. Following our transition to the pure-play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items and our finance costs to increase significantly considering the financing of our development activities.

Results of Operations

Comparison of three-months periods Ended December 31, 2023 and 2022

Revenues

			Change
	Q1-2024	Q1-2023	100%
Products	1,636,731	2,108,155	(471,424)	(22.4)
Services	68,441	137,132	(68,691)	(50.1)
Other	—	10,901	(10,901)	(100.0)
Total	1,705,172	2,256,188	(551,016)	(24.4)

For Q1-2024, total revenues were $1.7 million, a decrease of $0.6 million or 24.4% as compared to Q1-2023. This decrease is mainly due to lower revenues from products of $0.5 million or 22.4% as compared to Q1-2023 and lower revenues from services of $0.1 million or 50.1%. The decrease of products revenues is mainly attributable to the decision to winddown our modules business and initiate a last time buy customer offering thereby fulfilling customer orders until Q2-2024. The decrease of revenues from Services of $0.1 million compared to Q1-2023 is primarily a result of lower engineering services rendered during Q1-2024 to strategic external collaborators during the process of developing our ADAS software.

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Revenue breakdown between the “pure play” business and the discontinued operations for Q1-2024 is as follows:

CAD $million	Pure Play	Discontinued Operations	Total
NRE	0.1		0.1
Sales and other revenue		1.6	1.6
Total Revenue	0.1	1.6	1.7

Gross profit (loss)

			Change
	Q1-2024	Q1-2023	$	%
Gross profit (loss)	$1,304,347	(587,757)	1,892,104	(321.9)
As a percentage of total revenues	76.5%	(26.1)%		(102.6)

For Q1-2024, the gross profit was $1.3 million compared to a gross loss of $0.6 million for Q1-2023. This increase of gross profit of $1.9 million or 321.9% as compared to Q1-2023 is primarily attributable to a write-down on inventories of $0.4 million and to an onerous contract loss of $1.1 million recognized in the cost of sale for Q1-2023, explained by the restructuring initiatives driven by the change in FY2022 of the Company’s business strategy to the pure-play automotive software business model.

Operating expenses

			Change
	Q1-2024	Q1-2023	$	%
Marketing and product management	1,198,485	830,122	368,363	44.4
Selling	752,504	1,076,357	(323,853)	(30.1)
General and administrative	4,420,237	4,653,323	(233,086)	(5.0)
Research and development costs	2,883,369	5,589,207	(2,705,838)	(48.4)
Stock-based compensation	(5,985,250)	578,690	(6 563 940)	(1,134.3)
Listing expenses	59,139,572	—	59,139,572	100.0
Transaction costs	1,761,747	—	1,761,747	100.0
Restructuring costs	—	964,556	(964,556)	(100.0)
Impairment loss related to intangible assets	—	5,791,439	(5,791,439)	(100.0)
Total	64,170,664	19,483,694	44,686,970	229.4

Marketing and product management

For Q1-2024, marketing and product management expenses were $1.2 million compared to $0.8 million for Q1-2023. The increase of $0.4 million or 44.4% as compared to Q1-2023 is primarily attributable to higher marketing consulting fees, tradeshows expenses and salaries and related expenses in support of the pure-play automotive software business model.

Selling

For Q1-2024, selling expenses were $0.8 million compared to $1.1 million, a decrease of $0.3 million or 30.1% as compared to Q1-2023, primarily attributable to the decrease in headcount in connection with LeddarTech’s transition into a pure-play automotive software business model, partially offset by higher external consulting fees.

General and administrative

For Q1-2024, general and administrative expenses were $4.4 million compared to $4.7 million for Q1-2023. The decrease of $0.2 million or 5.0% as compared to Q1-2023 is primarily attributable to the decrease of salaries and related expenses due to lower headcount in Q1-2024, partly offset by higher professional fees, higher licenses and software expenses and higher rent expenses.

Research and development costs

Research and development costs were $2.9 million for Q1-2024 compared to $5.6 million in Q1-2023. This decrease of $2.7 million or 48.4% is primarily attributable to the decrease of salaries and related expenses due to management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late Q1-2023, partly offset by higher consulting and subcontracting fees and material and tool expenses.

Stock-based compensation

The decrease of stock-based compensation of $6.6 million in Q1-2024 as compared to Q1-2023 is primary due to the gain on modification of the stock options realized in Q1-2024, in relation with the acquisition of Prospector and to the Plan of Arrangement. For additional information of stock-based compensation, refer to Notes 3 and 11 of interim condensed consolidated financial statements for Q1-2024.

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M-option

Preceding closing of the acquisition of Prospector, pursuant to the Plan of Arrangement, each of the 18,647 M-Option have been exchanged for an option to purchase one common share of the Company, with an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity. Upon replacement of the award, the fair value of the option of $117,246 was recognized in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA and a portion ($506,774) of the transaction fee was recognized as transaction costs for Q1-2024.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares. The Plan will provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions. Refer to the “Subsequent event” section for more details.

Listing expenses

The listing expenses of $59.1 million for Q1-2024, as compared to nil for Q1-2023, is explained by the Common Shares and Warrants becoming listed on Nasdaq under the symbols “LDTC” and “LDTCW”, respectively on December 22, 2023.

Transaction costs

The transaction costs of $1.8 million for Q1-2024, as compared to nil for Q1-2023, were related to the Business Combination.

Restructuring costs

In respect with the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model, restructuring costs of $1.0 million were incurred in Q1-2023 compared to nil for Q1-2024. Furthermore, after the review of revenues forecasts on certain remaining programs divested following the transition to the pure-play automotive software business model, a write-down on inventories of $0.4 million and an onerous contract net loss of $1.1 million were recognized in Q1-2023.

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Other (income) costs

Finance (income) costs, net

			Change
	Q1-2024	Q1-2023	$	%
Finance income	(109,807)	(34,210)	(75,597)	221.0
Finance costs	3,205,441	2,010,530	1,194,911	59.4
Change in fair value through profit and loss (“FVTPL”) of financial instruments	(2,963,283)	—	(2,963,283)	(100.0)
Capitalized borrowing costs	(2,320,533)	(739,282)	(1,581,251)	213.9
Foreign exchange loss (gain)	(67,715)	28,398	(96,113)	(338.4)
Other	(166,661)	—	(166,661)	(100.0)
Finance (incomes) costs, net	(2,422,558)	1,265,436	(3,687,994)	(291.4)

Net finance incomes were $2.4 million for Q1-2024, an increase of $3.7 million or 291.4% as compared to net finance costs of $1.3 million for Q1-2023. This variation was primarily due to the following items:

●	Finance income: The increase of $0.1 million in Q1-2024 as compared to Q1-2023 was mainly due to higher interest income generated on higher cash balance during Q1-2024.

●	Finance costs: The increase of $1.2 million of finance costs in Q1-2024 was mainly due to an increase in interest expense on the term loan and on the convertible loans of an amount of $0.2 million and $1.2 million respectively, partly offset by the decrease of interest expense on other loans of $0.1 million and the accretion of government grant liability of $0.2 million. Refer to “Liquidity and Capital Resources” section for more details.

●	Change in FVTPL of financial instruments: The gain of $3.0 million of change in FVTPL of financial instruments in Q1-2024 was mainly attributable to gains on revaluation of conversion options in Q1-2024.

●	Capitalized borrowing costs: The increase of $1.6 million of capitalized borrowing costs in Q1-2024 was mainly due to the increase of the development costs qualified as assets eligible for capitalization.

●	Foreign exchange loss (gain): The increase of $0.1 million of foreign exchange gain from a loss of $28,398 for Q1-2023 to a gain of $0.1 million for Q1-2024 was mainly due to the impact of depreciation of the U.S. dollar during the current period versus the Canadian dollar mainly on the government grant liabilities denominated in U.S. dollar.

●	Other: The increase of other of $0.2 million in Q1-2024 was mainly due to the gain on the lease modification in Q1-2024. Refer to Note 16 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

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Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as of December 31, 2023 and September 31, 2023.

As of	December 31, 2023	September 30, 2023
Total assets	101,383,488	72,170,407
Non-current financial liabilities
Long-term debt	69,706,972	47,725,583
Redeemable stock options	—	6,102,496
Government grant liabilities	940,121	899,489
Total	70,647,093	54,727,568

The increase of total assets of $29.2 million from September 30, 2023 to December 31, 2023 is mainly attributable to the increase of cash of $24.1 million, explained by the financing activities occurred in Q1-2024, and of intangible assets of $5.1 million, explained by higher capitalized development costs. Refer to the “ Liquidity and Capital Resources” section for more details on cash variations.

The increase of non-current financial liabilities of $15.9 million from September 30, 2023 to December 31, 2023 is attributable to the increase of convertible loan of $22.9 million in Q1-2024, partly offset by the decrease in the credit facility of $1.6 million and a decrease in the redeemable stock options of $6.1 million due to the modification of the stock options in Q1-2024. Refer to the “Liquidity and Capital Resources” section for more details.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

Comparison of three-months period Ended December 31, 2023 and 2022

			Change
	Q1-2024	Q1-2023	$	%
Net cash flows related to operating activities	(21,573,892)	(12,588,169)	(8,985,723)	71.4
Net cash flows related to investing activities	(1,242,814)	(2,466,700)	1,223,886	(49.6)
Net cash flows related to financing activities	47,629,803	(1,764,342)	49,394,145	(2,799.6)
Effect of foreign exchange on cash	(681,501)	(10,181)	(671,320)	6,593.9
Net increase (decrease) in cash	24,131,596	(16,829,392)	40,960,988	(243.4)
Cash, beginning of year	5,056,040	32,025,899	(26,969,859)	(84.2)
Cash, end of year	29,187,636	15,196,507	13,991,129	92.1

Operating Activities

For Q1-2024, net cash flows used in operating activities was $21.6 million, compared to $12.6 million for Q1-2023. The increase of $9.0 million or 71.4% in net cash flows related to operating activities was primarily due to the unfavorable net change in non-cash working capital of $13.6 million during the Q1-2024 in comparison with Q1-2023, partly offset by the decrease of research and development costs paid in Q1-2024.

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Investing Activities

For Q1-2024, net cash flows used in investing activities was $1.2 million, compared to $2.5 million for Q1-2023. The decrease of net cash flows related to investing activities of $1.2 million or 49.6% is primarily explained by the R&D tax credit of $1.5 million received for Q1-2024, partly offset by the increase of additions to intangible assets.

Financing Activities

Net cash flows received from financing activities were $47.6 million for Q1-2024, compared to the net cash flows used in financing activities of $1.8 million for Q1-2023. The increase of cash flows received of $49.4 million from financing activities is primarily due to the issuance of convertible notes, net of debt issuance costs, of $29.5 million in Q1-2024 and to the cash acquired from a reverse asset acquisition of $19.5 million during Q1-2024. Refer to Notes 3 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Liquidity and capital management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and has an accumulated deficit of $570.6 million as of December 31, 2023, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses of $60.4 million for Q1-2024 and of $21.3 million for Q1-2023.

In Q1-2024, LeddarTech had net cash outflows used in operating and investing activities amounting to $21.6 million and to $1.2 million respectively, compared to $12.6 million and $2.5 million in Q1-2023, respectively. LeddarTech expects to continue to realize net losses and net negative cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity and convertible notes, the issuance of related party loans and loans from third parties.

As of December 31, 2023, LeddarTech had total liabilities of $94.7 million, including $14.6 million in accounts payable, $27.7 million outstanding on the Desjardins Term Loan (credit facility), $34.1 million outstanding on the convertible notes issued of the PIPE Financing, $8.4 million outstanding under the IQ Loan Agreement (term loan), $3.5 million of lease liabilities, $1.5 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $6.7 million. For more details, refer to “Financing Transactions” section and to Notes 7, 8 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024.

Anticipated Need for Additional Capital

The Company has limited sources of liquidity. If it does not raise additional capital in sufficient amounts the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the minimum cash covenant applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise additional capital, and depending on the level of relief from the minimum cash covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability.

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Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

Pursuant to the terms of the Desjardins Credit Facility, LeddarTech is required to maintain a minimum cash balance of $5.0 million.

LeddarTech may be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this minimum cash covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $59.4 million aggregate principal amount of indebtedness of LeddarTech (including the convertible notes issued in the PIPE Financing) would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

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Financing Transactions

Set forth below is a summary description of recent financing transactions. Refer to Notes 3, 7, 8 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in “Business Combination and Public Company Costs” section, LeddarTech entered into the Subscription Agreement with certain investors, including the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase the PIPE Convertible Notes in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive 8,553,434 Common Shares upon the closing of the Business Combination. For more details, refer to “Liquidity and Capital Resources” section of the annual MD&A of the Company for FY2023, FY2022 and FY2021.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made and (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $0 until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1.6 million.

Warrant liabilities

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Warrants”) in connection with the BCA and plan of arrangement. There is no transaction and no change in fair value of all warrants during the period.

Refer to notes 3 and 8 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

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Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

As of December 31, 2023 the Company held no common shares as treasury shares.

Upon close of the acquisition of Prospector, the Company issued through the Transactions, Class A non-voting special shares to Prospector Sponsor in connection with the BCA and plan of arrangement. The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued Earnout Non-Voting Special Shares consisting of 999,963 Class B Non-Voting Special Shares, 999,963 Class C Non-Voting Special Shares, 999,963 Class D Non-Voting Special Shares, 999,963 Class E Non-Voting Special Shares and 999,963 Class F Non-Voting Special Shares.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued.

Refer to Notes 3 and 10 of LeddarTech’s interim condensed consolidated financial statements for Q1-2024 for more details.

Redeemable stock options

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, were exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options were converted in new non-redeemable stock options, representing a gain on modification of stock options of $6.0 million for Q1-2024.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the audited annual consolidated financial statements of the Company for FY2023, FY2022 and FY2021.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in section ”Liquidity and Capital Resources” section. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

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Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

Accounting and disclosure matters

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Actual results could differ significantly from these estimates.

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Government grant liability;

●	Share-based payments;

●	Recoverable amount of a group of assets of a CGU; and

●	Estimates for debt, including bifurcation.

For a more detailed discussion on these areas requiring the use of management estimates, judgments and assumptions, please refer to Note 3 to LeddarTech’s audited annual consolidated financial statements and the annual MD&A of the Company at and for FY2023, FY2022 and FY2021.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is as an emerging growth company. As such, LeddarTech is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

LeddarTech will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than US$1 billion in non-convertible debt in the prior year period, (iii) the last day of the fiscal year following the fifth anniversary of the Prospector’s initial public offering, or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and shares of common equity securities held by non-affiliates of US$700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act, for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

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Internal Control over Financial Reporting

Prior to completion of the Business Combination, the Company was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination, the Company identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company:

i	Insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries.

ii.	The Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets.

iii.	Review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We have taken steps to address these pervasive material weaknesses and expect to implement a remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions.

These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality.

Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function, and make it more difficult to remediate existing significant deficiencies and material weaknesses. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Item 3.D Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future” of the 2023 Annual report.

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, LeddarTech will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, LeddarTech will furnish with the SEC on Form 6-K periodic reports and other documents filed with the Canadian Securities Administrators.

LeddarTech may take advantage of these exemptions until such time as LeddarTech is no longer a foreign private issuer. LeddarTech would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if LeddarTech no longer qualifies as an emerging growth company, but remains a foreign private issuer, LeddarTech will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because LeddarTech qualifies as a foreign private issuer under SEC rules, LeddarTech is permitted to follow the corporate governance practices of Canada (the jurisdiction in which LeddarTech is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to LeddarTech.

If at any time LeddarTech ceases to be a foreign private issuer, LeddarTech will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Subsequent event

In January 2024, the Company granted under its Equity Incentive Plan, 1,352,300 Options, 771,648 RSUs and 690,600 PSUs.

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Exhibit 99.2

Interim condensed consolidated financial statements of

LeddarTech Holdings Inc.

(Unaudited)

For the three months ended December 31, 2023 and 2022

Unaudited interim condensed consolidated statement of financial position	3

Unaudited interim condensed consolidated statement of changes in shareholders’ equity (deficiency)	4

Unaudited interim condensed consolidated statement of loss and comprehensive loss	6

Unaudited interim condensed consolidated statement of cash flows	7

Notes to the unaudited interim condensed consolidated financial statements	8–22

LeddarTech Holdings Inc.

Interim condensed consolidated statements of financial position

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		As of
		December 31, 2023	September 30, 2023
	Notes	$	$
Assets
Current assets
Cash		29,187,636	5,056,040
Trade receivable and other receivables		2,122,887	3,689,475
Government assistance and R&D tax credits receivable		682,967	2,179,423
Inventories		1,507,349	1,246,946
Prepaid expenses		4,848,368	1,325,991
Total current assets		38,349,207	13,497,875
Property and equipment		1,784,006	2,071,457
Right-of-use assets		2,983,833	3,180,318
Intangible assets	5	50,948,316	45,838,108
Prepaid financing fees		—	264,523
Goodwill		7,318,126	7,318,126
Total non-current assets		63,034,281	58,672,532
Total assets		101,383,488	72,170,407

Liabilities and shareholders’ equity (deficiency)
Current liabilities
Accounts payable and accrued liabilities		14,631,680	13,570,905
Provisions	6	419,090	878,144
Conversion option	7	2,963,407	737,974
Warrant liability	8	1,505,839	—
Current portion of lease liabilities		941,352	722,675
Current portion of government grant liabilities	9	556,438	568,807
Total current liabilities		21,017,806	16,478,505
Long-term debt	7	69,706,972	47,725,583
Redeemable stock options	10	—	6,102,496
Lease liabilities		2,556,946	3,058,558
Government grant liabilities	9	940,121	899,489
Total non-current liabilities		73,204,039	57,786,126
Total liabilities		94,221,845	74,264,631

Shareholders’ equity (deficiency)
Capital stock	10	542,695,821	452,246,204
Reserve – warrants		1,314,417	670,703
Reserve – stock options		31,776,638	31,659,392
Other component of equity		944,274	2,869,188
Deficit		(570,569,506)	(480,333,695)
Equity (deficiency) attributable to owners of the capital stock of the parent		7,161,644	7,111,792
Non-controlling interests	10	—	(9,206,016)
Total shareholders’ equity (deficiency)		7,161,644	(2,094,224)
Total liabilities and shareholders’ equity (deficiency)		101,383,488	72,170,407

Commitments (note 17); Subsequent event (note 18)

See accompanying notes

On behalf of the Board:
Director	Director

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ equity (deficiency)

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as of September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Share issued upon exercise of PIPE warrants	7	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Dividend in share	10	22,960,000	—	—	—	(22,960,000)	—		—
Business combination	3-10	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	11	—	—	—	506,774	—	506,774	—	506,774
Financing fees – credit facilities modification	7	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Net loss and comprehensive loss		—	—	—	—	(60,141,447)	(60,141,447)	(302,312)	(60,443,759)
Exercise of call option	10	57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as of December 31, 2023		542,695,821	2,314,417	31,776,638	944,274	(570,569,506)	7,161,644	—	7,161,644

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ equity (deficiency)

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
	Notes	$	$	$	$	$	$	$	$
Balance as of September 30, 2022		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243
Stock-based compensation		—	—	656,480	—	—	656,480	—	656,480
Net loss and comprehensive loss		—	—	—	—	(20,107,985)	(20,107,985)	(1,228,902)	(21,336,887)
Balance as of December 31, 2022		433,689,768	670,703	29,365,246	2,431,688	(452,449,583)	13,707,822	(7,129,986)	6,577,836

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended December 31,
		2023	2022
	Notes	$	$
Revenues
Products		1,636,731	2,108,155
Services		68,441	137,132
Other		—	10,901
		1,705,172	2,256,188
Cost of sales	4-6	400,825	2,843,945
Gross profit		1,304,347	(587,757)

Operating expenses
Marketing and product management		1,198,485	830,122
Selling		752,504	1,076,357
General and administrative		4,420,237	4,653,323
Research and development costs (net of R&D tax credits of $82,176 in 2023 and $16,124 in 2022)	14	2,883,369	5,589,207
Stock-based compensation	11	(5,985,250)	578,690
Listing expense	3	59,139,572	—
Transaction costs	3	1,761,747	—
Restructuring costs	4	—	964,556
Impairment loss related to intangible assets	4-5	—	5,791,439
		64,170,664	19,483,694
Loss from operations		(62,866,317)	(20,071,451)

Other (income) costs
Finance (income) costs, net	15	(2,422,558)	1,265,436
Loss before income taxes		(60,443,759)	(21,336,887)
Income taxes		—	—
Net loss and comprehensive loss		(60,443,759)	(21,336,887)

Net loss and comprehensive loss attributable to:
Non-controlling interests	10	(302,312)	(1,228,902)
Equity holders of the parent		(60,141,447)	(20,107,985)
Net loss per common share, basic and diluted	12	(16.76)	(119.97)
Weighted average common shares outstanding, basic and diluted	12	3,587,572	167,610

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of cash flows

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended December 31,
		2023	2022
	Notes	$	$
Operating activities
Net loss		(60,443,759)	(21,336,887)
Adjustments to reconcile net loss to net cash flows:
Write-down (write-down reversal) of inventories		11,241	380,537
Depreciation of property and equipment		222,621	399,367
Depreciation of right-of-use assets		124,818	186,424
Amortization of intangible assets		137,112	70,431
Impairment loss related to intangible assets	4-5	—	5,791,439
Finance costs, net	15	(2,373,295)	1,115,111
Transaction costs		416,903	—
Listing expense	3	59,139,572	—
Stock-based compensation		(5,985,250)	578,690
Foreign exchange gain		509,860	(73,143)
		8,240,177	(12,888,031)
Net change in non-cash working capital items	13	(13,333,715)	299,862
Net cash flows related to operating activities		(21,573,892)	(12,588,169)

Investing activities
Additions to property and equipment		(15,091)	(99,957)
Additions to intangible assets		(2,859,836)	(2,400,953)
R&D tax credit received		1,522,306	—
Finance income received		109,807	34,210
Net cash flows related to investing activities		(1,242,814)	(2,466,700)

Financing activities
Debt issuance	7	29,506,254	—
Other loan settlement/reimbursed	7	—	(357,421)
Interest paid on credit facility and other loan	7	(1,078,453)	(1,113,259)
Exercise of warrants	10	337	—
Debt issuance costs	7	(9,645)	—
Cash acquired from a reverse asset acquisition	3	19,477,645	—
Repayment principal amount of lease liabilities		(357,989)	(165,598)
Interest paid on lease liability		91,654	(128,064)
Net cash flows related to financing activities		47,629,803	(1,764,342)

Effect of foreign exchange on cash		(681,501)	(10,181)

Net increase (decrease) in cash		24,131,596	(16,829,392)
Cash, beginning of year		5,056,040	32,025,899
Cash, end of year		29,187,636	15,196,507

See accompanying notes

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 3, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These unaudited condensed interim consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

	Place of	Proportion of ownership interest held by the Company
Name of subsidiary	incorporation and operation	December 31, 2023	September 30, 2023
LeddarTech USA Inc	U.S.	100%	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%	100%
Vayavision Sensing, Ltd. (“Vayavision”)	Israel	100%	60%
LeddarTech Germany GmbH	Germany	100%	100%

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec, G1P 2J7, Canada.

Nature of operations

The Company develops services and products targeted at the Advanced Driver Assistance Systems (“ADAS”) market and manufactures and commercializes advanced detection and ranging systems and solutions based on light (“LIDAR”) for the mobility market. The Company operates under one operating segment.

Going concern uncertainty

These consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the consolidated financial statements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

The Company has an accumulated deficit of $570,569,506 as of December 31, 2023, and, for the three months ended December 31, 2023, incurred a net loss of $60,443,759 and net cash outflows related to operating and investing activities amounting to $21,573,892 and $1,242,814, respectively. As of December 31, 2023, the Company had a cash balance of $29,187,636 and an outstanding credit facility of $30,000,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2024, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Note 7). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying interim condensed consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These consolidated financial statements were approved for issue by the Company’s Audit Committee of the Company on February 12, 2024.

2.	Summary of significant accounting policies

Statement of compliance

These unaudited interim condensed consolidated financial statements for the three months ended December 31, 2023 and 2022 have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation are followed in the unaudited interim condensed financial statements as compared with the most recent annual financial statements. They do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2023 and 2022 (restated), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

3.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Share-Based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector's publicly traded common shares on December 21, 2023. The fair value of the Class A non-voting special shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the interim condensed consolidated statement of loss and comprehensive loss.

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A non-voting special shares	10,115,625
65,372,812
Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Balance, as of September 30, 2023	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 8 for additional information.

For the three months ended December 31, 2023, the Company expensed $1,761,747 in transaction costs (three months ended December 31, 2022 - $Nil).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

4.	Restructuring and others

Restructuring mainly involves two components of the Company, referred to as “Components” and “Modules”.

In October 2022, LeddarTech announced restructuring initiatives driven by a change in the focus of the Company’s operations, now focused on services and products targeted at the ADAS market. These initiatives, consisting of the reduction of the workforce, have mostly been completed over the fiscal year ending September 30, 2023. For the three months ended December 31, 2022, restructuring costs of $964,556 were incurred.

Although our Modules business has been actively commercialized for many months, no potential buyer has been identified and the underlying assets have not shown to be attractive on the current market. There is no Letter of Intention or any other indication that the sale of our Modules business or of any of the underlying asset could be highly probable. Thus, we determined that it is not highly probable that a sale will be completed within the next 12 months.

For the Components business, LeddarTech originally had the intention of selling the business; however, in September 2022, it was determined that Components business would be wound down. All assets related to the Components business were deemed impaired as of September 30, 2022, except for $4.3 million related to one contract under negotiation at that time, which did not culminate in a project and were subsequently deemed impaired in the first quarter of 2023 (Note 5).

Also, in the context of this change of focus in the LeddarTech’s operations, the Company revised its revenues forecasts for certain programs. Consequently, a write-down on inventories of $408,652 was recognized during the three months ended December 31, 2022 on the interim condensed consolidated statements of loss, under cost of sales. For the three months ended December 31, 2022, an onerous contract loss of $1,050,162 was also recorded under cost of sales.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

5.	Intangible assets

	Patents	Licenses	Software	Development costs[2]	Others	Total
	$	$	$	$	$	$
Cost
September 30, 2023	3,450,455	1,186,337	575,719	45,075,873	94,810	50,383,194
Additions	272,428	—	—	2,782,422	—	3,054,850
Borrowing costs[1]	—	—	—	2,320,533	—	2,320,533
R&D tax credits (Note 14)	—	—	—	(88,604)	—	(88,604)
December 31, 2023	3,722,883	1,186,337	575,719	50,090,224	94,810	55,669,973

Accumulated amortization and impairment
September 30, 2023	1,059,007	1,183,761	520,998	1,708,264	73,056	4,545,086
Amortization	131,911	1,496	9,470	32,358	1,336	176,571
Write-offs[3]	—	—	—	—	—	—
December 31, 2023	1,190,918	1,185,257	530,468	1,740,622	74,392	4,721,657
Net book value
December 31, 2023	2,531,965	1,080	42,251	48,349,602	20,418	50,948,316

[1]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the three months ended December 31, 2023 was 22%.

[2]	Including $48,281,364 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[3]	During the first quarter of fiscal year 2023, an impairment expense amounting to $5,791,439 was recognized:

i.	During that period, the Company reviewed its September 30,2022 transition plan resulting in certain development costs and licenses no longer expected to be used. Consequently, certain intangible assets were no longer expected to be used and the test was performed at the asset level. These assets had a carrying amount of $5,791,439 and were completely written-off, resulting in an impairment expense of the same amount, including the license related to the development of Components technology projects for $1,424,196.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

6.	Provisions

The following table details the changes in provisions between September 30 and December 31, 2023:

Onerous contracts
$
Balance, as of September 30, 2023	878,144
Revision of estimations	(8,736)
Provisions utilized	(450,318)
Balance, as of December 31, 2023	419,090

7.	Long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as of September 30 and December 31, 2023:

	Final	Weighted average effective interest rate	December 31, 2023	September 30, 2023
	maturity	%	$	$

Convertible loan (a)	2028	23.16	34,122,408	11,258,950
Credit facility (b)	2026	17.58	27,192,161	28,747,705
Term loan	2030	33.65	8,392,403	7,718,928
Long-term debt		22.28	69,706,792	47,725,583
Current portion of long-term debt			—	—
Long-term debt			69,706,792	47,725,583

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 3, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

7.	Long-term debt (continued)

Issuance of Tranches B-1 and B-2:

On October 27, 2023, upon initial recognition, the $5,617,611 of Tranche B-1 financing was allocated to its component is as follows:

●	The debt portion of Tranche B-1 was recorded at amortised cost at a carrying value of US$1,873,523 ($2,596,141), net of transaction costs of $48,743, resulting in an effective interest rate of 28.01%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$ 694,758 ($962,726). The conversion option is a liability classified embedded derivative whose fair value is recorded in the Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised at fair value through profit or loss, with changes in its fair value recorded in the Consolidated statements of loss under Finance costs.

●	The 24,322 warrants to acquire 24,322 D-1 Preferred Shares were recognised at their fair value of US$1,260,107 ($2,059,081), determined using a Black-Scholes valuation model.

The fair value of the conversion option and the warrants at initial recognition were determined using the Black-Scholes option pricing model and the following assumptions:

	Conversion option	Warrants

Fair value of the underlying share	US$4.74	US$61.09
Exercise price	US$10.00	US$0.01
Risk-free interest rate	4.05%	4.89%
Expected volatility	60%	60%
Expected life	5.00 years	0.04 years
Dividend yield	0%	0%

On December 21, 2023, upon initial recognition, the $23,888,643 of Tranche B-2 financing was allocated to its component as follows:

●	The debt portion of Tranche B-2 was recorded at amortised cost at a carrying value of US$14,952,605 ($19,903,413), net of transaction costs of $297,833, resulting in an effective interest rate of 15.87%.

●	The conversion option was initially recognised at the fair value, determined using a Black-Scholes valuation model, for an amount of US$2,933,937 ($3,985,230). The conversion option is a liability classified embedded derivative whose fair value is recorded in the Consolidated statements of financial position under Conversion options within the Company’s liabilities. This embedded derivative is separated from the host contract and recognised at fair value through profit or loss, with changes in its fair value recorded in the Consolidated statements of loss under Finance costs.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

7.	Long-term debt (continued)

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023 and December 8, 2023. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made and (iii) reduce the Available Cash requirement for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2,500,000 to $1,500,000, to $Nil until the DE-SPAC date and from $10,000,000 to $5,000,000 at all times after the DE-SPAC date.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

8.	Warrant liability

	As of December 31, 2023
	Number	$

Public and Private Warrants	16,049,080	1,364,172
Vesting Sponsor Warrants	1,416,670	141,667
	17,465,750	1,505,839

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively "the Prospector Warrants") in connection with the BCA and plan of arrangement (Note 3).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.17 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

8.	Warrant liability (continued)

The Warrants were initially recorded at their fair value (Note 3). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between December 21 and December 31, 2023:

Warrant liability
$
Balance, as of December 21, 2023 (issuance date)	1,746,575
Revaluation of warrant liability	(240,736)
Balance, as of December 31, 2023	1,505,839

9.	Government grant liabilities

$

Balance, as of September 30, 2023	1,468,296
Accretion interest expense	61,980
Foreign exchange loss (gain)	(33,717)
Balance, as of December 31, 2023	1,496,559

Current	556,438
Non-current	940,121

10.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

Common shares

	Number of Shares	Amount $

Balance, as of September 30, 2023	167,610	9,894,326
Issuance of common shares upon exercise of the call option	66,550	57,724
Class A, B, C, D-1 and D-2 preferred shares exchange for common shares	239,766,119	444,410,959
Common shares converted per business combination	(240,000,279)	(454,361,009)
Issuance of new common shares per business combination	20,000,000	454,361,009
Issuance to Prospector shareholders (note 3)	8,770,930	55,257,187
Balance, as of December 31, 2023	28,770,930	509,620,196

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A non-voting special shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 3).

The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$4.74
Exercise price	—
Risk-free interest rate	3.23%
Expected volatility	60%
Expected life	7.00 years
Dividend yield	0%

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

10.	Capital stock (continued)

As of December 31, 2023, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	28,770,930	509,620,196
Class A preferred shares	2,031,250	10,115,625
Class B preferred shares	999,963	5,220,000
Class C preferred shares	999,963	4,970,000
Class D preferred shares	999,963	4,740,000
Class E preferred shares	999,963	4,250,000
Class F preferred shares	999,963	3,780,000
	35,801,995	542,695,821

11.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 3), pursuant to the Plan of Arrangement, each of 18,647 M-Options have been exchanged for an option to purchase one common shares of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity. Upon replacement of the award, the fair value of the option of $117,246 was recognised in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 3. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the interim condensed Consolidated statement of loss, with a counterparty in Other components of equity.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares.

The Plan will provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

In January 2024, the Company granted under the Plan, (i) Options, (ii) RSUs and (iii) PSUs (refer to Note 18).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

12.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The potential effect of dilution from outstanding stock options, convertible notes, convertible preferred stocks, and warrants were excluded from the calculation of the diluted loss per common share since the Company incurred losses and the inclusion of these instruments would have an antidilutive effect.

13.	Additional information included in the consolidated statement of cash flows

Changes in non-cash working capital items:

	Three months ended December 31,
	2023	2022
	$	$
Trade receivable and other receivables	1,566,588	684,734
Government assistance and R&D tax credits receivable	62,754	776,274
Inventories	(260,403)	48,883
Prepaid expenses	(3,522,378)	(560,643)
Accounts payable and accrued liabilities	776,608	(2,014,581)
Provisions	(459,054)	1,365,195
Net working capital acquired (Note 3)	(11,497,830)	—
	(13,333,715)	299,862

14.	Government grants

	Three months ended December 31, 2023
	Grant recognized in statement of loss	Grant recorded against carrying amount of intangible assets (note 5)	Total grant
	$	$	$

Other grants	—	—	—
Total grants	—	—	—
R&D tax credit	82,176	88,604	170,780
Total grants and R&D tax credits	82,176	88,604	170,780

The amounts recorded in reduction of property and equipment and intangible assets were $Nil and $88,604, respectively ($Nil and $19,173 in 2022, respectively).

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

15.	Finance costs, net

	Three months ended December 31
	2023	2022
	$	$
Finance income
Interest income	(109,807)	(34,210)
	(109,807)	(34,210)
Finance costs
Interest expense on term loan (Note 7)	673,475	457,590
Interest expense on lease liabilities	71,039	120,944
Interest expense on credit facility (Note 7)	1,166,622	1,127,386
Interest expense on convertible notes (Note 7)	1,204,228	—
Interest expense on other loan (Note 7)	—	73,594
Issuance of convertible loans (Note 7)	9,645	—
Accretion and remeasurement of government grant liability (Note 9)	61,980	208,607
Bank charges	18,452	22,409
	3,205,441	2,010,530
Loss (gain) on revaluation of instruments carried at fair value
Warrant liability (Note 8)	(240,736)	—
Conversion option (Note 7)	(2,722,547)	—
	(2,963,283)	—

Other
Gain on lease modification (Note 16)	(166,661)	—
	(166,661)	—

Capitalized borrowing costs (Note 5)	(2,320,533)	(739,282)
Foreign exchange loss (gain)	(67,715)	28,398
Finance costs, net	(2,422,558)	1,265,436

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three months ended December 31, 2023

16.	Lease modification

On October 31, 2023, the Company entered into a lease modification for its Québec city location, in order to reduce the rented square footage. As per the amendment, during the first quarter of 2024, a gain on lease modification of $166,661 was recorded.

17.	Commitments

Other than commitments related to the leases and the long-term debts, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expire at the latest in 2025. The commitments are detailed in the annual consolidated financial statements for the year ended September 30, 2023.

18.	Subsequent event

In January 2024, the Company granted under its Equity Incentive Plan, 1,352,300 Options, 771,648 RSUs and 690,600 PSUs.

Exhibit 99.3

PRESS RELEASE

LeddarTech Announces Adjustments to Warrant Exercise Price and Related Terms

QUEBEC CITY, Canada, February 14, 2024 — LeddarTech Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology for ADAS, AD and parking applications, today announced that in accordance with the terms of the outstanding warrants expiring December 21, 2028 (CUSIP: 52328E113) (the “Warrants”) to purchase shares of LeddarTech common stock without par value, the Warrant exercise price will be reduced to US $11.17 per share from the current US $11.50 per share. Corresponding adjustments will be made to the redemption provisions applicable to the Warrants. The adjustments are effective as of the close of business on February 9, 2024.

The adjustments are being made after LeddarTech considered the potentially dilutive impact on the Warrants of the share dividend (the “Prospector Share Dividend”) previously declared and paid by Prospector Capital Corp. (“Prospector”) to non-redeeming Prospector public stockholders at the time of the closing of the business combination between LeddarTech and Prospector, as more fully described in LeddarTech’s public filings with the U.S. Securities and Exchange Commission. The Prospector Share Dividend was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the business combination.

Pursuant to the terms of the Warrants, LeddarTech retained an independent investment banking firm of recognized national standing who rendered their opinion that an adjusted exercise price of US $11.17, without any adjustment to the number of common shares issuable upon exercise, would be necessary to effectuate the intent and purpose of the anti-dilution provisions set forth in the warrant agreement. Further information on the Warrants and the adjustment to the Warrant exercise price, including the U.S. Federal income tax treatment of this adjustment, is available in the “Investors” section of LeddarTech’s website.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

PRESS RELEASE

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

Exhibit 99.4

CERTIFICATION

I, Frantz Saintellemy, certify that:

1.	I have reviewed the financial statements and MD&A for the three months ended December 31, 2023 of LeddarTech Holdings Inc. (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditor and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

	By:	/s/ Frantz Saintellemy
Date: February 14, 2024		Frantz Saintellemy
Chief Executive Officer
and President

Exhibit 99.5

CERTIFICATION

I, Christopher Stewart, certify that:

1.	I have reviewed the financial statements and MD&A for the three months ended December 31, 2023 of LeddarTech Holdings Inc. (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditor and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

	By:	/s/ Christopher Stewart
Date: February 14, 2024		Christopher Stewart
Chief Financial Officer